

October 26, 2012

Via E-mail
David H. Murdock
Chairman of the Board
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362

>   Re: **Dole Food Company, Inc.**
>   **Amendment No. 1 to Preliminary Proxy on Schedule 14A**
>   **Filed October 19, 2012**
>   **File No. 001-04455**

Dear Mr. Murdock:

       We have reviewed your response to our letter dated October 16, 2012 and have the following additional comments.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Interests of Certain Persons in the Sale, page 3

1. We note your response to our prior comment 2 and reissue in part. Please quantify here the aggregate value of the equity that is vesting at the time of this sale transaction.

Effects on Our Business, page 6

2. We note your responses to our prior comments 3 and 32. Please provide here, or in another appropriate place in the proxy statement, a brief explanation to indicate the amount of each type of your indebtedness that you intend to repay with the use of the proceeds from this sale transaction.

<u>Risk Factors, page 14</u>

<u>Our substantial indebtedness, page 20</u>

3. Please address in a risk factor the amount and type of debt you intend to pay down with the sale proceeds and how much of each type of debt you anticipate will remain.

<u>Reasons for the Sale Transaction and Recommendation, page 36</u>

4. We note your responses to our prior comments 4 and 12. Please also address here any consideration the Board gave to the potential effect on the Company's share price after the sale transaction.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan C. Block

Susan C. Block
Attorney-Advisor

cc: Peter Wardle, Esq.
        Gibson, Dunn & Crutcher